Alset EHome International Inc.

4800 Montgomery Lane, Suite 210

Bethesda, MD 20814

May 3, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Ms. Melanie Singh and Mr. Jeffrey Gabor

Re:	Alset EHome International Inc.
Registration Statement on Form S-3
Filed April 11, 2022
File No. 333-264234

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Alset EHome International Inc. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 5:20 P.M. Eastern Time, May 5, 2022, or as soon as practicable thereafter.

Very truly yours,

Alset EHome International Inc.

By:	/s/ Anthony S. Chan
Anthony S. Chan
Chief Operating Officer